[GMS INC. LETTERHEAD]

H. Douglas Goforth

Chief Financial Officer

GMS Inc.

100 Crescent Centre Parkway, Suite 800

Tucker, Georgia 30084

(678) 353-2841

doug.goforth@gms.com

www.gms.com

February 1, 2017

VIA EDGAR

Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Form 10-K
Filed July 12, 2016

File No. 1-37784

Dear Mr. O’Brien:

This letter sets forth the response of GMS Inc. (the “Company”) to the comment letter, dated January 30, 2017, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2016, filed on July 12, 2016 and Current Report on Form 8-K, filed on November 8, 2016. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Form 10-K for the year ended April 30, 2016

Consolidated Statement of Cash Flows, page 73

1.              We note the subtotal which appears to represent a measure of cash flows before changes in working capital in the amount of $74.7 million, $67.9 million and $(15.0 million) for the three most recent successor periods. Please remove this subtotal pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will exclude the subtotal of cash flows before changes in working capital from its statements of cash flows included in future filings.

Form 8-K filed November 8, 2016

2.              We note from page 17 your reference to free cash flows. Please reconcile free cash flows to operating cash flows herein and in other similar presentations. Refer to Regulation G and footnote 26 of SEC Release No. 33-8176 for further guidance.

Response:

In response to the Staff’s comment, the Company intends to remove any disclosure related to free cash flows in any future presentations similar to the presentation previously furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 8, 2016. However, to the extent the Company decides in the future to present free cash flows in such presentations or otherwise, the Company will reconcile free cash flows to operating cash flows.

If you have any questions, please feel free to contact the undersigned at (678) 353-2841. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ H. Douglas Goforth
H. Douglas Goforth

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

Jenn Do (Securities and Exchange Commission)

Al Pavot (Securities and Exchange Commission)

Andrew B. Barkan (Fried, Frank, Harris, Shriver & Jacobson LLP)